SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.8)(1)

                            ICN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   44 8924 100
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                                 (CUSIP Number)

    Victor Lewkow, Esq.                            Walter M. Epstein, Esq.
    Cleary Gottlieb Steen & Hamilton               Davis & Gilbert LLP
    One Liberty Plaza                              1740 Broadway
    New York, NY  10006                            New York, New York  10019
    (212)  225-2000                                (212) 468-4800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 19, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100             SCHEDULE 13D                 Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SSP - Special Situations Partners, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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                  7     SOLE VOTING POWER

                        6,709,300(1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,709,300(1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,709,300(1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.5%(1)
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14    TYPE OF REPORTING PERSON*

      IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   See Item 5

            The Statement in Schedule 13D, dated November 3, 1999 and filed on November 15, 1999 by SSP - Special Situations Partners, Inc. ("SSP"), the reporting person, with the Securities and Exchange Commission (the "SEC") relating to the Common Stock $.01 par value per share of ICN Pharmaceuticals, Inc., as amended by (i) Schedule 13D/A, Amendment No. 1, dated December 1, 1999 and filed by SSP with the SEC on December 6, 1999, (ii) Schedule 13D/A Amendment No. 2 dated June 13, 2000 and filed by SSP with the SEC on June 14, 2000, (iii)
Schedule 13D/A Amendment No. 3 dated and filed by SSP with the SEC on June 28, 2000, (iv) Schedule 13D/A Amendment No. 4 dated July 24, 2000 and filed by SSP with the SEC on July 27, 2000, (v) Schedule 13D/A Amendment No. 5 dated August 24, 2000 and filed by SSP with the SEC on August 28, 2000 , (vi) Schedule 13D/A Amendment No. 6 dated September 5, 2000 and filed by SSP with the SEC on September 7, 2000, and (vii) Schedule 13D/A Amendment No. 7 dated October 3, 2000 and filed by SSP with the SEC on October 4, 2000 is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D, unless the context otherwise requires.

Item 4. Purpose of Transaction.

            Item 4 is hereby supplemented by addition of the following:

            On October 19, 2000 SSP entered into a letter agreement with the Company (the "Letter Agreement").

            SSP notes with approval the issuance of the press release issued by the Company on October 20, 2000 in accordance with the terms of the Letter Agreement. SSP has indicated to the Company that it would support, and that it believes other stockholders of the Company would support, a sale of, or other strategic transaction involving, the Company which valued the Company at $45.00 or more per share of Common Stock, depending on the attendant circumstances.

            Among other matters, in the Letter Agreement, the Company has agreed to take all steps necessary or desirable to hold the 2001 annual meeting of stockholders of the Company by not later than May 30, 2001 (the "2001 Meeting") and the 2002 annual meeting of stockholders of the Company not later than May 29, 2002 (the "2002 Meeting"), and not to seek to postpone or adjourn, or permit the postponement or adjournment, of either the 2001 Meeting or the 2002 Meeting.

            The Company has also agreed that by not later than the 2002 Meeting, in accordance with applicable law, it will cause the size of the Board of Directors of the Company to be reduced to, and fixed at, nine directors, divided into three classes of three directors. Such reduction shall be accomplished by reducing to three the number of directors to be elected at each annual meeting of stockholders of the Company (together with a concomitant reduction in the size of the entire Board of Directors) beginning, seriatim, with the 2000 annual meeting of stockholders of the Company (the "2000 Meeting").

            The Company has further agreed to take all steps necessary or desirable to procure that at each of the 2000 Meeting, the 2001 Meeting and the 2002 Meeting, the stockholders are entitled to elect exactly three directors and that the number of directors to be elected at the 2002 Meeting, when taken together with the number of directors elected at the 2001 Meeting, shall in no event constitute less than two-thirds of the entire Board of Directors at the date of the 2002 Meeting.

            In the Letter Agreement, SSP has agreed that it will not, and will cause each of its affiliates not to, nominate or propose to nominate any person for election at, or bring or propose to bring any matter before, the 2000 Meeting.

            A copy of the Letter Agreement is attached hereto as Exhibit 1 and incorporated herein by reference. The foregoing summary of certain provisions of the Letter Agreement is qualified in its entirety by reference thereto.

Item 5. Interest in Securities of the Issuer.

            Items 5(a) and (b) are restated in full as follows:

            (a)(b). On the date hereof, SSP owns directly an aggregate of 3,189,300 shares of Common Stock, which constitutes, to the best knowledge of SSP, approximately 4.0% of the issued and outstanding shares of Common Stock on the date hereof. SSP has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares. In addition, SSP is the beneficial owner of currently exercisable options to purchase an aggregate of 3,520,000 shares of Common Stock. If it exercised the options, SSP would own in the aggregate 6,709,000 shares of the Company's issued and outstanding Common Stock (or approximately 8.5%).

            Between July 27, 2000 and October 20, 2000, SSP allowed to expire options to purchase 25,000 shares of Common Stock.

Item 7. Material to be filed as Exhibits.

            Attached hereto as Exhibit 99.1 is a copy of the Letter Agreement between SSP and the Company dated October 19, 2000.

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000                 SSP - SPECIAL SITUATIONS PARTNERS, INC.


                                        By: /s/ Eric Knight
                                            ------------------------------------
                                            Name:  Eric Knight
                                            Title: Managing Director


                                   Page 7 of 7